SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 22)

UTG, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90342M 10 9
(CUSIP Number)

Jill Martin
First Southern Bancorp, Inc.
P.O. Box 328, Stanford, KY 40484 (606-365-3555)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously  filed a Statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this Schedule because of Sections  240.13d-1(e),  240.13d-1(f) or 240.13d-1(g)  check the following box [ ]

 CUSIP No. 913111209                                                                           13D                                                                                                             Page 2 of  27 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Holdings, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	1,201,876*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	1,201,876*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

*  See response to Item 5

CUSIP No. 913111209                                                                               13D                                                      Page 3 of 27 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Funding, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	341,997*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	341,997*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

*  See response to Item 5

CUSIP No. 913111209                                                                                  13D                                                    Page 4 of 27 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Bancorp, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	204,909 *
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	204,909 *
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	HC

*  See response to Item 5

CUSIP No. 913111209                                                                                  13D                                                         Page 5 of 27 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Jesse T. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	102,113*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	102,113 *
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

*  See response to Item 5

CUSIP No. 913111209                                                                                     13D                                                                                                 Page 6 of 27 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Ward F. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	11,405*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	11,405*
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

*  See response to Item 5

CUSIP No. 913111209                                                                                                    13D                                                                                                        Page 7 of 27 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	WCorrell, Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Georgia
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	72,750*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	72,750*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	PN

*  See response to Item 5

CUSIP No. 913111209                                                                                              13D                                                                                                   Page 8 of 27 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Cumberland Lake Shell, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	257,501 *
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	257,501 *
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	CO

*  See response to Item 5

CUSIP No. 913111209                                                                                              13D                                                                                                   Page 9 of 27 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Bluegrass Farms & Woodlands, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	11,055 *
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	11,055 *
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	CO

*  See response to Item 5

Explanatory Note

With this amendment, the reporting persons are amending the disclosures in the text of Items 2, 5, 6 and 7 and Exhibit F of this Report to update information about the reporting persons and their ownership of shares of UTG, Inc. (“UTI”).

Item 1.  Security And Issuer

Not amended.

Item 2.  Identity And Background

Item 2.  Identity And Background

The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Holdings, LLC, Ward F. Correll, WCorrell, Limited Partnership, Bluegrass Farms & Woodlands, LLC and Cumberland Lake Shell, Inc. (individually, each is referred to as a “Reporting Person” and collectively, the “Reporting Persons”).

Information with respect to the offices held by any of the Reporting Persons with UTI and the insurance subsidiaries of UTI are provided below in this Item 2 and in Item 4 of this Report and incorporated herein by reference.  The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

(a)           The name of this Reporting Person is Jesse T. Correll (“Mr. Correll”).

(b)	The business address of Mr. Correll is P.O. Box 328, Lancaster Street, Stanford, Kentucky 40484.

(c)	Mr. Correll’s present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Chairman, CEO and Director of UTI (insurance holding company), 5250 South 6th Street, Springfield, Illinois 62703.

(d)           Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (“FSBI”) (a Kentucky corporation)

(a)           The name of this Reporting Person is First Southern Bancorp, Inc.

(b)           The state of organization of FSBI is Kentucky.

(c)	The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.
Information about the directors, executive officers and controlling shareholders of FSBI is included in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN FUNDING, LLC (“FSF”) (a Kentucky limited liability company)

(a)	The name of this Reporting Person is First Southern Funding, LLC.

(b)           The state of organization of FSF is Kentucky.

(c)	The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the managers, executive officers and controlling persons of FSF is included in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN HOLDINGS, LLC (“FSH”) (a Kentucky limited liability company)

(a)           The name of this Reporting Person is First Southern Holdings, LLC.

(b)           The state of organization of FSH is Kentucky.

(c)	The principal business of FSH is investments. The address of the principal office of FSH is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the executive officers, members and controlling persons of FSH is included in Exhibit F and incorporated herein by reference.

WARD F. CORRELL

(a)           The name of this Reporting Person is Ward F. Correll.

(b)	The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

(c)	Ward F. Correll’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, Kentucky 42502.

(f)           Ward F. Correll is a citizen of the United States.

WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

(a)           The name of this Reporting Person is WCorrell, Limited Partnership.

(b)           The state of its organization is Georgia.

(c)	WCorrell, Limited Partnership’s principal business is investments, and its principal office address is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the general partners of WCorrell, Limited Partnership is included in Exhibit F and incorporated herein by reference.

BLUEGRASS FARMS & WOODLANDS, LLC ("BFW") (a Kentucky limited liability company)

(a)           The name of this Reporting Person is Bluegrass Farms & Woodlands, LLC.

(b)            The state of organization of BFW is Kentucky.

(c)	The principal business of BFW is agriculture. The address of the principal office of BFW is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

Information about the members of BFW is included in Exhibit F and incorporated herein by reference.

CUMBERLAND LAKE SHELL, INC. (“CLS”) (a Kentucky corporation)

(a)           The name of this Reporting Person is Cumberland Lake Shell, Inc.

(b)            The state of organization of CLS is Kentucky.

(c)	The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, Kentucky 42502.

Information about the directors, executive officers and controlling shareholders of CLS is filed in Exhibit F and incorporated herein by reference.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not amended.

Item 4.  Purpose Of Transaction

Not amended.

Item 5.  Interest In Securities Of The Issuer

(a-b)  The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

Reporting Person	Number of Shares Owned (%)(1)
Jesse T. Correll (2)
First Southern Bancorp, Inc.(2)(3)
First Southern Funding, LLC(2)(3)
First Southern Holdings, Inc.(2)(3)
Ward F. Correll(4)
WCorrell, Limited Partnership(2)
Bluegrass Farms & Woodlands, LLC(2)
Cumberland Lake Shell, Inc.(4)
102,113 (2.69%) 1,394,766 (36.73%) 341,997 (9.01%) 1,201,876 (31.65%) 268,906 (7.08%) 72,750 (1.92%) 11,055 (0.29%) 257,501 (6.78%)
Total(3)(5)	2,119,801 (55.82%)

(1) The percentage of outstanding shares is based on 3,797,696 shares of Common Stock outstanding as of July 31, 2012.

(2) The share ownership of Mr. Correll includes 18,308 shares of Common Stock owned by him individually.  The share ownership of Mr. Correll also includes 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner and 11,055 shares of Common Stock held by BFW, a limited liability company in which Mr. Correll serves as the managing member and, as such, has sole voting and dispositive power over the shares held by each of them.

In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares.  Mr. Correll owns approximately 76.52% of the outstanding membership interests of FSF; he owns directly approximately 39.09%, he has immediately exercisable options to purchase approximately 18.58%, companies he controls own approximately 10.51%, and he has the power to vote and an option to purchase but does not own approximately 2.42%, of the outstanding voting common equity of FSBI (consisting in part of shares entitled to one vote per share and in part of shares entitled to ten votes per share).  FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH.  The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,748,782 shares.

(3) The share ownership of FSBI consists of 204,909 shares of Common Stock held by FSBI directly and 1,201,876 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5.  As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

On August 27, 2009, FSB and FSH, individually and collectively, granted call options under which a total of up to 200,000 shares of Common Stock could be sold if exercised.  FSB and FSH could determine the number of shares of Common Stock to be sold by each of them upon exercise of the call options.  On August 26, 2011, the holders of the call options exercised the options for a total of 100,000 shares and on August 27, 2012, the holders of the call options exercised the options for the remaining 100,000 shares of Common Stock.

(4) The share ownership of Ward F. Correll includes 11,405 shares of Common Stock owned by him individually.  The share ownership of Mr. Correll also includes the shares of Common Stock held by CLS, all of the outstanding voting shares of which are owned by Ward F. Correll.  As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.

(5) Mr. Correll, FSBI, FSF and FSH have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI, and FSB and FSH agreed to act in concert for the purpose of selling shares of Common Stock under the call options granted by them and referenced in Note (3) above. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, CLS, BFW and WCorrell, Limited Partnership may also be deemed to be members of this group.  Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

(c)  On August 27, 2009, FSH and FSBI, individually and collectively, granted call options to purchase up to a total of 200,000 shares of Common Stock at an exercise price of $10.00 per share.  The call options expired August 27, 2012.  On August 26, 2011, the holders of the call options exercised the options with respect to a total of 100,000 shares of Common Stock.  Jesse T. Correll assumed the obligations of FSH and FSBI under the exercised call options and, on August 26, 2011, the holders of the call options purchased a total of 100,000 shares of Common Stock from Jesse T. Correll at a purchase price of $10.00 per share.  On August 27, 2012, the holders of the call options purchased the remaining 100,000 shares of Common Stock from FSH and FSBI, consisting of 75,840 shares from FSH and 24,160 shares from FSBI, at a purchase price of $10.00 per share.

On August 29, 2012, BFW received 11,055 shares of Common Stock, valued at $13.25 per share, in payment of a previously contracted debt.

Except as described above, there have been no transactions in the Common Stock of UTI effected within the past 60 days of the date of the filing of this amendment to the Schedule 13D of the Reporting Persons.

(d)  Not amended.

Item 6.  Contracts,  Arrangements, Understandings, Or Relationships With Respect To Securities Of The Issuer

Not amended.

See  responses to Items 4 and 5 above.  Other than

•	as described in the responses to Items 4 and 5 of this Schedule 13D;

•	the Agreement Among Reporting Persons attached hereto as Exhibit B;

•           agreements under which Reporting Persons acquired securities of UTG during the period between 1998 and 2001, namely:

o
the Acquisition Agreement, dated April 30, 1998, as amended May 29, 1998, the Stock Purchase Agreement, dated April 30, 1998, the Convertible Note Purchase Agreement, dated April 30, 1998, and the Option Agreement, dated April 30, 1998, all four of which are filed as Exhibit A, and the related the Agreement of Assignment among the Reporting Persons, dated November 20, 1998, which is filed as Exhibit E;

o	the letter of intent (which is filed as Exhibit G) and related Stock Acquisition Agreement, dated December 30, 1999 (which is attached hereto as Exhibit I); and
o
the Common Stock Purchase Agreements, dated February 13, 2001, which are filed as Exhibit K and L hereto, and related Assignment and Assumption agreements, dated April 11, 2001, which are filed as Exhibits M and O hereto, and Consents to Assignment  and Novation, dated April 6, 2001, which are filed as Exhibits N and P hereto; and

•	the option agreements pursuant to which FSH and FSBI, individually and collectively, granted call options, which are filed as Exhibits Q and R and incorporated herein by reference,

neither the Reporting Persons nor any of their directors,  executive officers or controlling persons is a party to any contract,  arrangement,  understanding or relationship  (legal or otherwise) with  respect  to any  security  of the  Issuer,  including  but not  limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option  arrangements,  puts or calls,  guarantees  of  profits,  division  of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits

The following exhibits are filed with this Schedule 13D:

Exhibit A
Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

Exhibit B	Agreement among Reporting Persons for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit C	Intentionally omitted.

Exhibit D	Intentionally omitted.

Exhibit E	Agreement of Assignment among the Reporting Persons dated November 20, 1998.

Exhibit F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

Exhibit G	Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

Exhibit H	Intentionally omitted.

Exhibit I	Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders of North Plaza of Somerset, Inc.

Exhibit J	Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

Exhibit K
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

Exhibit L
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Exhibit M	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

Exhibit N
Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

Exhibit O	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

Exhibit P
Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Exhibit Q	Option Agreement, dated August 27, 2009, between First Southern Bancorp, Inc., First Southern Holdings, LLC and Softvest, LP

Exhibit Q	Option Agreement, dated August 27, 2009, between First Southern Bancorp, Inc., First Southern Holdings, LLC and Softsearch Investment, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012	By: /s/ Jesse T. Correll Jesse T. Correll Attorney-in-Fact on behalf of each of the Reporting Persons*

 * Pursuant to the Agreement among Reporting Persons dated August 28, 2012, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

A*
Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

B	Agreement among Reporting Persons dated August 28, 2012 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

C*	Intentionally omitted.

D*	Intentionally omitted.

E*	Agreement of Assignment among the Reporting Persons dated November 20, 1998.

F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

G*	Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

H*	Intentionally omitted.

I*	Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders.

J*	Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

K*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

L*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr,

Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

M*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

N*
Consent to Assignment and Novation, dated April 5, 2001, among  James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

O*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

P*
Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Q*	Option Agreement, dated August 27, 2009, between FSBI, FSH and Softvest, LP

R*	Option Agreement, dated August 27, 2009, between FSBI, FSH and Softsearch Investment, LP

* Previously filed

EXHIBIT B

AGREEMENT

THIS AGREEMENT is made and entered into by and among Jesse T. Correll, an individual, First Southern Holdings, LLC, a Kentucky limited liability company, First Southern Bancorp, Inc., a Kentucky corporation, First Southern Funding, LLC, a Kentucky limited liability company, Ward F. Correll, an individual, WCorrell, Limited Partnership, a Georgia limited partnership, Bluegrass Farms & Woodlands, LLC, a Kentucky limited liability company, and Cumberland Lake Shell, Inc., a Kentucky corporation (collectively, the "Group").

W I T N E S S E T H :

WHEREAS, each member of the Group may be deemed to beneficially own shares of the Common Stock of UTG, Inc., a Delaware corporation ("UTG");

WHEREAS, each member of the Group desires to file a single Schedule 13D under the Securities and Exchange Act of 1934, as amended (the "Act"), indicating the beneficial ownership of each member of the Group with respect to the Common Stock of UTG; and

WHEREAS, the rules of Securities and Exchange Commission require that, when a Schedule 13D is filed on behalf of more than one person,  the Schedule 13D shall  include as an exhibit to the  Schedule 13D an agreement in writing of such persons that the Schedule 13D is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and the mutual promises of the  parties thereto, the parties hereto covenant and agree as follows:

1.           Jesse T. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, Ward F. Correll, WCorrell, Limited Partnership, Bluegrass Farms & Woodlands, LLC and Cumberland Lake Shell, Inc. agree that a single Schedule 13D and any amendments thereto relating to the shares of Common Stock of UTG shall be filed on behalf of each of them.

2.           Jesse T. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, Ward F. Correll, WCorrell, Limited Partnership, Bluegrass Farms & Woodlands, LLC and Cumberland Lake Shell, Inc. each acknowledge and agree that pursuant to Rule 13d-1 (f)(1) under the Act each of them is individually responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information contained therein.

3.           This Agreement shall not be assignable by any party hereto.

4.           This Agreement shall be terminated as to any party hereto upon the first to occur of the following:  (a) the death of any individual party hereto, (b) the dissolution, termination or settlement of First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, WCorrell, Limited Partnership, Bluegrass Farms & Woodlands, LLC or Cumberland Lake Shell, Inc. (c) a written notice of termination given by any party hereto to all of the other parties hereto.

5.           This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy hereof, but all of which together shall constitute a single instrument.

6.           Jesse T. Correll, First Southern Holdings, LLC, First Southern Bancorp, Inc., First Southern Funding, LLC, Ward F. Correll, WCorrell, Limited Partnership, Bluegrass Farms & Woodlands, LLC and Cumberland Lake Shell, Inc. each acknowledge and agree that Jesse T. Correll shall be authorized as attorney-in-fact to sign, on behalf of each party to this Agreement, any Schedule 13D or amendments thereto that are required to be filed on behalf of the parties thereto.

7.           This Agreement supersedes the Agreement, dated January 14, 2009, among certain of the parties hereto, relating to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 28th day of August, 2012.

FIRST SOUTHERN HOLDINGS, LLC

By /s/ Jess Correll

Title President

FIRST SOUTHERN BANCORP, INC.

By /s/ Jess Correll

Title President

FIRST SOUTHERN FUNDING, LLC

By /s/ Jess Correll

Title President

By /s/ Jess Correll
Jesse T. Correll, individually

/s/ Ward F. Correll
Ward F. Correll, individually

WCORRELL, LIMITED PARTNERSHIP

By /s/ Jess Correll

Title Managing General Partner

CUMBERLAND LAKE SHELL, INC.

By /s/ Stephen Acton

Title Vice-President

BLUEGRASS FARMS & WOODLANDS, LLC

By /s/ Jess Correll

Title Manging Member

Exhibit F

Directors, Executive Officers and Controlling Shareholders of FSBI:
Jesse T. Correll, Director and Executive Officer
Randall L. Attkisson, Director
Jill M. Martin, Executive Officer
Ward F. Correll, Director
David S. Downey, Director
Douglas P. Ditto, Director and Executive Officer
John R. Ball, Director
Danny Irvin, Director
Eugene Hargis, Director
William R. Clark, Director
Preston Correll, Director
Robert M. Ray, Director
Tommy Roberts, Director
W.L. Rouse III, Director

Managers, Executive Officers and Controlling Persons of FSF:
Jesse T. Correll, Manager, Executive Officer and Controlling Person
Jill M. Martin, Manager and Executive Officer
Ward F. Correll, Manager
David S. Downey, Manager
Douglas P. Ditto, Manager and Executive Officer
John R. Ball, Manager

Executive Officers, Members and Controlling Persons of FSH:
Jesse T. Correll, Executive Officer
Jill M. Martin, Executive Officer
First Southern Funding, LLC, Member
First Southern Bancorp, Inc., Member and Controlling Person

General Partners of WCorrell, Limited Partnership:
Jesse T. Correll, managing general partner
Ward F. Correll, general partner

Members of Bluegrass Farms & Woodlands, LLC:
Jesse T. Correll, Managing Member
Cumberland Lake Shell, Inc., Member

Directors, Executive Officers and Controlling Shareholders of CLS:
Ward F. Correll, Director and controlling shareholder
Leah D. Taylor, Executive Officer and Director
Susan Kretzer, Executive Officer and Director
Stephen Acton, Executive Officer and Director

All of the individuals identified above in this Exhibit are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following table shows the business address and principal occupation(s) of the individuals identified above in this Exhibit:

Stephen Acton	P. O. Box 430 150 Railroad Drive Somerset, KY 42502	Vice President & Director Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Randall L. Attkisson	143 Cold Springs Drive Stanford, KY 40484	Director of First Southern Bancorp, Inc. (Bank holding company) Director of UTG, Inc. (Insurance holding company) Partner, Bluegrass Capital Advisors, LLC

John Ball	P.O. Box 628 27 Public Square Lancaster, KY 40444	Senior Vice President and Director of First Southern National Bank (Bank)

William R. Clark	P.O. Box 118 138 N. Main St. Russellville, KY 42276	Senior Vice President and Director of First Southern National Bank (Bank)

Jesse T. Correll	P.O. Box 328 99 Lancaster Street Stanford, KY 40484 5250 South Sixth St. Springfield, IL 62703	President and Director of First Southern Bancorp, Inc. (Bank holding company) Chairman, CEO and Director of UTG, Inc. (Insurance holding company)

Preston Correll	359 Somerset Street Stanford, KY 40484	Member, Marksbury Farm Foods, LLC (Processing Facility & Retailer)

Ward F. Correll	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	Controlling Shareholder, Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Douglas P. Ditto	P.O. Box 328 99 Lancaster Street Stanford, KY 40484
Vice President, First Southern Bancorp, Inc. (Bank holding company)

Senior Vice President and Central Lending Group Manager, First Southern National Bank (Bank)

Assistant Vice President of UTG, Inc. (Insurance holding company)

David S. Downey	P.O. Box 328 99 Lancaster Road Stanford, KY 40484	Senior Vice President of Real Estate and Director, First Southern National Bank (Bank)

Susan Kretzer	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	Secretary, Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Eugene Hargis	P.O. Box 263 186 North Main Street Russellville, KY 42276	Managing Member, Hargis Bolton, LLC (CPA firm)

Danny Irvin	31 Public Square Lancaster, KY 40444	Realtor/Auctioneer The Irvin Group (Real estate/auction company)

Jill Martin	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Accounting Services Director & Secretary, First Southern Bancorp, Inc. (Bank holding company)

Robert M. Ray	817 West Columbia St. Somerset, KY 42501	President, Tru-Check Meter Service (Contract Meter Reading) & Secretary, Modern Distributors, Inc. (Wholesale Distributor)

Tommy Roberts	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Chief Executive Officer & Director, First Southern National Bank (Bank)

W.L. Rouse III	2201 Regency Road, Ste 602 Lexington, KY 40503	Member, The Rouse Companies (Commercial real estate company)

Leah D. Taylor	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	President, Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)